Exhibit 99.1

TSX:  JE
NYSE:  JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy to Announce Third Quarter Fiscal 2017 Results

TORONTO, ONTARIO - - January 30th, 2017 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options, announced today that it will release operating results for third quarter fiscal 2017 on February 8th, 2017. The Company will host a conference call and live webcast to review the third quarter results beginning at 10:00 a.m. eastern standard time on February 9th, 2017 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Patrick McCullough will participate on the call.

Just Energy Conference Call and Webcast
•	Thursday, February 9th, 2017
•	10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-888-465-5079 and entering pass code 9284222#. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/wcc/r/1357734-1/5C5D979A54FB072545293279884C0606

An audio tape rebroadcast will be available starting at 12:30 p.m. EST February 9th, 2017 until March 11th, 2017 at 11:59 p.m. EST. To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 9284222#.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-461-1101
michael.cummings@alpha-ir.com